NANOFLEX POWER CORPORATION
17207 N. Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

April 21, 2014

BY EDGAR
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”)
Registration Statement on Form S-1 Filed
February 11, 2014 (the “S-1”)
File No. 333-193878

Dear Ms. Long:

Reference is made to your comment letter, dated March 31, 2014, to the Company, relating to the subject filings (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s responses thereto:

Comment #1:

Resale Prospectus
General

1.
We note your response to comment 4 of our letter dated March 10, 2014. We note that Rule 415(a)(1)(i) is not available for this offering as these transactions are not secondary offerings, since they appear to be primary offerings. Since you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering.

Response:

The registration statement on Form S-1 contains the Resale Prospectus for the resale of shares of NanoFlex by the selling stockholders who were investors of the convertible notes that were originally issued by Global Photonic Energy Corporation (“GPEC”) and received the shares of NanoFlex as a result of the conversion of such convertible notes in the share exchange transaction among NanoFlex and GPEC in September 2013.

We understand that NanoFlex is not eligible to conduct an at the market offering on a primary basis pursuant to Rule 415(a)(4), and we also understand that the Securities and Exchange Commission (the “SEC”) permits issuers which are not eligible for an at the market offering to register a number of such issuers’ securities that are issued in a private placement transaction (“PIPE”) for reoffer and resale by the PIPE investors as permitted under Rule 415(a)(1)(i) if the number of securities to be registered for resale is no more than one third (1/3) of the “public float” of such issuers.  We understand that the “public float” is comprised of the total outstanding shares of the issuer, minus shares held by officers, directors and greater than 10% holders.

NanoFlex currently has a total of 43,385,678 shares of its common stock, par value $.0001 (“Common Stock”) issued and outstanding, of which a total of 4,096,891 shares are held by directors and officers of NanoFlex, 12,470,500 are held by a shareholder owning more than 10% of NanoFlex’s outstanding Common Stock and 15,500,640 shares are held by GPEC Holdings, Inc.

In view of the foregoing, we propose to reduce the number of shares to be registered in this Registration Statement (including the shares to be registered in the Resale Prospectus and the Distribution Prospectus) to be no more than one third (1/3) of the Company’s public float, so as to register such securities held by the selling stockholders without naming them as underwriters unless other circumstances require that they be so named.

Comment #7:

Distribution Prospectus General

2.
We note your response to comment 7 of our letter dated March 10, 2014. These transactions appear to involve a primary distribution to the public, therefore the registration statement must include the information described in Item 507 of Regulation S-K and must identify the publicly held company and its shareholders as underwriters.

Response:

We do not believe Securities Act Rules Question 612.15 of the Compliance and Disclosure Interpretation (“CD&I 612.15’) is applicable to the distribution of shares by GPEC Holdings Inc. (“GPEC Holdings”) of NanoFlex Common Stock (“Distribution Shares”) to GPEC Holdings' shareholders (the “Distribution”), because the scenario described in CD&I 612.15 does not address a liquidating distribution where the distributing parent company will be liquidated immediately after the distribution of a subsidiary’s securities to its shareholders on a pro rata basis.

Section 2(3) of the Securities Act of 1933, as amended (the “Securities Act”) defines "sale" as a disposition for "value."

In the SEC's no action letter to Jaymark, Inc. (“Jaymark”) in July 2000 with respect to a liquidating distribution of Jaymark’s principal assets, approximately 62% of the shares of JNI Corporation (“JNI”) to Jaymark’s shareholders on a pro rata basis, the SEC recognized that no offer or sale is involved when a reorganizing transaction involves no meaningful change in the nature or amount of the securities in which the shareholders have invested. These conclusions are based on the facts that where there is no meaningful change in the underlying beneficial ownership of securities, no new investment decision, and no meaningful change in those bearing the economic risk of the securities, there is no essential "value" element for finding a sale.

SEC's no action letter to Triad Guaranty, Inc. in August 2005 provides that the distribution of shares of Triad Guaranty, Inc. (“Triad”) to shareholders of Collateral Investment Corp., Triad’s parent company on a pro rata basis, which would be followed by a completion of distribution of CIC, does not involve a "sale" within the meaning of Section 2(a)(3) of the Securities Act. Where there is no disposition for value, as in the case of a liquidating distribution to shareholders who merely receive in liquidation that which they already own as a part of the reorganization and the distributing entity receives no value in making the distribution, no "sale" will be found.

The other similar precedent is the no action letter issued by the SEC to TB&C BancShares, Inc. in July 2001.

Similar to Jaymark’s distribution of JNI’s shares, the Distribution by GPEC Holdings of its principal assets, namely, the NanoFlex common stock to its shareholders on a pro rata basis is part of the reorganization and will be followed by an immediate liquidation and dissolution of GPEC Holdings. Such intention is disclosed on Page 11 of the Distribution Prospectus under the section “Questions and Answers About the Company and the Distribution.” As in Jaymark, although shareholders of GPEC Holdings voted on the Distribution, it did not involve any new investment decision. There is also no meaningful change in the nature or amount of the securities that shareholders of GPEC Holdings have invested, because the mere change would be the form of ownership which will be changed from indirect to direct after the Distribution. Shareholders of GPEC Holdings will collectively and directly own the same percentage in NanoFlex as GPEC Holdings did prior to the Distribution. Similar to Jaymark’s distribution, the nature of the distributing parent company’s shareholders’ economic interest will be the same after the Distribution as it was before.

Therefore, we believe that the Distribution does not involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act, and GPEC Holdings is not required to file a registration statement for the consummation of the Distribution.

Once the shares are distributed to the GPEC Holdings shareholders, Nanoflex proposes to register for reoffer and resale, by addition to the resale prospectus, a number of shares for each shareholder so as to keep the total shares registered for reoffer and resale under one-third of the public float.

With over 530 shareholders in GPEC Holdings, many of them very small shareholders, NanoFlex believes that the Staff should consider not requiring that each of them be named an underwriter in the reoffer prospectus, if the total shares registered for resale are below the one-third of the public float amount.

Please note that if the Staff agrees with the foregoing analysis of the Distribution as a liquidating distribution, NanoFlex would eliminate the Distribution Prospectus.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.